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                                                                 Exhibit (a)(1)


                          QUALITY DINING SIGNS MERGER
                       AGREEMENT WITH FITZPATRICK GROUP
                          TO TAKE THE COMPANY PRIVATE

MISHAWAKA, Ind. (November 10, 2004) - Quality Dining, Inc. (NASDAQ/NM: QDIN) today announced that it has entered into a definitive merger agreement with QDI Merger Corp. pursuant to which a group of five shareholders led by Company CEO Daniel B. Fitzpatrick will purchase all the outstanding shares of common stock of Quality Dining owned by the public shareholders. The purchase by Mr. Fitzpatrick's group, which owns approximately 44.7% of the outstanding shares, will take the form of a merger in which Quality Dining will survive as a privately held corporation. The Company's public shareholders, who own approximately 6.4 million shares, will receive $3.20 in cash in exchange for each of their shares. This represents a 39% premium over the common stock price when the Fitzpatrick group first announced its proposal to take the Company private on June 15, 2004.

         In connection with its approval of the merger agreement, Quality Dining's board of directors received the recommendation, by a vote of three to one, of a special committee of independent directors formed by the board when the Fitzpatrick group first made its proposal. Houlihan, Lokey, Howard & Zukin Financial Advisers, Inc. and Houlihan, Lokey, Howard & Zukin Capital, which acted as the special committee's financial advisors, have delivered to the board and the special committee their opinion that the price to be paid in the merger is fair, from a financial point of view, to the Company's public shareholders.

         The transaction, which is expected to be completed in early 2005, is subject to customary conditions, including satisfaction of the conditions contained in the financing commitment letters obtained by the Fitzpatrick group from the Company's current bank group in the amount of $58 million, and approval by Quality Dining shareholders and franchisors. Initially, the financing will be personally guaranteed by Mr. Fitzpatrick. Banc of America Securities LLC is acting as the financial advisor to the Fitzpatrick group.

         In connection with the special meeting of shareholders to be called to vote on the transaction, each member of the Fitzpatrick group has agreed to vote his shares in the same proportion, for and against approval of the merger agreement, as the Company's public shareholders vote their shares at the special meeting. The merger agreement provides that, if the transaction is not approved by shareholders at the special meeting, Quality Dining will reimburse the Fitzpatrick group for its reasonable out-of-pocket expenses in connection with bringing the transaction to the Company, not to exceed $750,000.

         This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares, nor is it a solicitation of a proxy to vote in connection with the transaction. For more detailed

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information about the proposed transaction, interested parties should read the definitive merger agreement that will be filed as an attachment to a Form 8-K to be filed with the SEC. In addition, Quality Dining plans to file with the SEC and mail to its shareholders a proxy statement containing information about the proposed transaction, in connection with a special meeting of Quality Dining shareholders that will be held to consider and vote upon the proposed transaction. Investors and shareholders of Quality Dining are advised to read the definitive merger agreement and the proxy statement carefully when they become available because they will contain important information about the proposed transaction, the persons soliciting proxies related thereto, their interests in the proposed transaction and related matters.

         Investors and shareholders may obtain free copies of the proxy statement and other documents filed by Quality Dining (when available) at the SEC's website at www.sec.gov. Free copies of the proxy statement will also be available to investors and shareholders from Quality Dining by directing such requests to the attention of John C. Firth, Secretary, Quality Dining, Inc., 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545, 574-271-4600.

         Quality Dining, Mr. Fitzpatrick and the members of the shareholder group, and the other directors and executive officers of Quality Dining, may be deemed to be participants in the solicitation of proxies from Quality Dining's shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Quality Dining is included in Quality Dining's Form 10-K for the fiscal year ended October 26, 2003 and in its proxy statement relating to its 2004 annual meeting of shareholders. In addition, information regarding the interests of participants in the solicitation will be set forth in the proxy statement filed with the SEC in connection with the proposed transaction. Quality Dining owns the Grady's American Grill(R), Papa Vino's Italian Kitchen(TM) and Spageddies Italian Kitchen(TM) concepts and operates Burger King(R) restaurants and Chili's Grill & Bar(R) restaurants as a franchisee. As of November 10, 2004, the Company operates 124 Burger King restaurants, 39 Chili's Grill & Bar restaurants, three Grady's American Grill restaurants, six Papa Vino's Italian Kitchen(TM) restaurants, three Spageddies Italian Kitchen restaurants and one Porterhouse Steaks and Seafood(TM) restaurant.

         This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that the Company will actually achieve the plans, intentions and expectations discussed in these forward-looking statements. Actual results may differ materially. Among the risks and uncertainties that could cause actual results to differ


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materially are the following: the availability and cost of capital to the
Company; the ability of the Company to develop and operate its restaurants; the ability of the Company to sustain sales and margins in the increasingly competitive environment; the hiring, training and retention of skilled corporate and restaurant management and other restaurant personnel; the integration and assimilation of acquired concepts; the overall success of the Company's franchisors; the ability to obtain the necessary government approvals and third-party consents; changes in governmental regulations, including increases in the minimum wage; the results of pending litigation; and weather and other acts of God. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Quality Dining is not responsible for changes made to this document by wire services or Internet services.